CALEDONIA Announces An Initial Resource Estimate for the ROOIPOORT PGE/Au/Ni/Cu Project, South Africa.

Toronto, Ontario – December 21, 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce completion of the 2005 drill program on the Rooipoort and Grasvally properties that make up the Rooipoort Project in South Africa, and of the compilation of an independent resource calculation for the property.

Highlights

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Drilling completed on 54 holes comprising 18,450 meters core along some 7,000 meters of strike.

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RSG Global has completed an independent resource calculation and declared an Inferred Mineral Resource as summarised below:

Inferred Resource at 0,5 g/t 2PGE+Au cut off and 900m (amsl) base (~200m below surface)
Zone	Ave True Width (m)	Tonnes	2PGE+Au (g/t)	Ni (%)	Cu (%)
M2	1.8	12,791,000	1.34	0.20	0.12
L3	1.3	5,337,000	1.15	0.15	0.10

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The M2 and L3 zones are separated by a stratigraphic distance of approx. 300 meters (375 meters horizontal).

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These inferred resources equate to a metal content of 274,000 oz Pt; 428,000 oz Pd; 47,000 oz Au; 73.42million lb Ni and 44.33million lb Cu.

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Preliminary metallurgical work completed earlier on comparable grade material derived from split borehole core coarse fractions indicates that much of this in situ resource will be recoverable using conventional metallurgical extraction techniques.

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Exploration drilling on Rooipoort and adjoining areas of Grasvally has identified additional mineralisation potential. A work programme is under consideration to follow up these target areas.

Project Details

The Rooipoort Project is owned and operated by Eersteling Gold Mining Company Ltd. (“EGMC”) (a wholly owned subsidiary of Caledonia) and located ~10km south of Mokopane at the southern end of the Northern Limb of the Bushveld Complex. The project area consists of a total area of ~4,404ha. The properties are wholly controlled by EGMC.

A Qualified Persons Report detailing the drill and assay results, the geological setting and the independent resource calculation is available on the on the Caledonia website at: www.caledoniamining.com.   Maps showing the location of the property are included in the Report.

The Qualified Persons Report and independent resource calculation was prepared by the Johannesburg office of RSG Global, an Australian consulting company, to NI 43-101 standards and will be filed on SEDAR.

The qualified person for the Rooipoort/Grasvally project is Mr. Eric Roodt, an employee of EGMC. Mr Roodt is registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions.

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global. Dr. Verbeek is an experienced geologist and geostatistician and has worked on numerous base and precious metal deposits in a wide variety of terrains including igneous intrusions, massive and disseminated sulphides, sedimentary hosted base metals and shear hosted deposits. Part of his PhD thesis  focussed on differentiation trends in mafic intrusions. Dr. Verbeek is a member of the Australian Institute of Mining and Metallurgy. Mr. Lomberg is also an experienced geologist and geostatistician with similar broad experience and is expert in Bushveld PGE deposits. Mr. Lomberg is registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions.

Assay work was carried out on half drill core split with a diamond saw blade at EGMC facilities in Mokopane. Samples were assayed at the Johannesburg laboratory of SGS/Lakefield by fire assay with a lead collector and ICP-OES finish for Pt, Pd and Au and XRF on pressed pellets for Ni, Cu and Cr . Standard reference material supplied by Mintek and blank material was inserted into every batch and make up approximately 5% of the samples assayed. Referee splits of sample pulps were sent to Genalysis Laboratory in Perth, Western Australia for analyses by fire assay with lead collector and ICP-MS finish for Pt, Pd and Au and multi acid dissolution and flame atomic absorption spectrometry finish for Ni, Cu and Cr

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452